As filed with the Securities and Exchange Commission on June 19, 2017
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Unclassified Common Stock, $0.01 par value per share
(Title of Class of Securities)
25537M100
(CUSIP Number of Class of Securities)
Joshua J. Widoff, Esq.
Executive Vice President, Secretary and General Counsel
Dividend Capital Diversified Property Fund Inc.
518 Seventeenth Street, 17th Floor
Denver, Colorado 80202
(303) 228-2200
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With copies to:

Robert H. Bergdolt, Esq.
Christopher R. Stambaugh
DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
(919) 786-2000

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee*:
$40,000,000 (a)	$5,292 (b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of unclassified common stock.

(b)
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $115.90 per million of the aggregate amount of cash offered by the Company.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 4,636	Filing Party: Dividend Capital Diversified Property Fund Inc.
Form or Registration No.: 005-85609	Date Filed: May 17, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Amendment No. 2 ("Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission (the "SEC") on May 17, 2017 (collectively with Amendment Nos. 1 and 2, the "Schedule TO") by Dividend Capital Diversified Property Fund Inc., a Maryland corporation (the “Company”), relating to the Company's offer to purchase for cash up to 5,340,454 shares of the Company’s unclassified common stock, par value $0.01 per share (the “Class E Shares”), or approximately $40 million of Class E Shares, subject to the Company’s ability to increase the number of Class E Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Class E Shares (resulting in a commensurate increase in the number of Class E Shares by up to approximately 2.1 million Class E Shares) without amending or extending the offer in accordance with rules promulgated by the SEC, at a purchase price of $7.49 per Class E Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2017, and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(i) and (a)(ii), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(i) and (a)(ii), respectively, is incorporated into this Amendment No. 2 by reference in response to all the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Items 1 through 11.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Company has received the preliminary results of the tender offer, which expired at midnight Eastern Time, on June 14, 2017. Based on the preliminary count by DST Systems, Inc. (“DST”), the depositary, paying agent and information agent for the tender offer, a total of 6,095,561 Class E Shares were properly tendered and not properly withdrawn. In accordance with the terms and conditions of the tender offer and rules promulgated by the SEC, the Company decided to increase the number of Class E Shares accepted for payment in the offer by 755,107 Class E Shares. Therefore, in accordance with the terms and conditions of the tender offer, and based on the preliminary count by DST, the Company expects to accept for purchase 6,095,561 Class E Shares properly tendered and not properly withdrawn prior to the expiration of the tender offer at a purchase price of $7.49 per Class E Share, for an aggregate cost of approximately $45.7 million, excluding fees and expenses relating to the tender offer.

Based on this preliminary count, the Class E Shares expected to be purchased in the tender offer represent approximately 5.7% of the Company’s issued and outstanding Class E Shares and 4.2% of the Company's total issued and outstanding shares of common stock as of June 16, 2017. Based on these preliminary numbers, the Company anticipates that, following settlement of the tender offer, it will have approximately 100,851,917 Class E Shares outstanding.

The number of Class E Shares expected to be purchased in the tender offer is preliminary and subject to change and to confirmation by DST. The final number of Class E Shares to be purchased will be announced following the completion by DST of the confirmation process. Payment for the Class E Shares accepted for purchase pursuant to the tender offer, and the return of all other Class E Shares tendered and not purchased, will occur promptly thereafter, in accordance with applicable law. Payment will be made in cash, less any applicable withholding taxes and without interest.
Item 12. Exhibits.
The Exhibit Index appearing after the signature page hereto is incorporated by reference.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: June 19, 2017	Dividend Capital Diversified Property Fund Inc.

	By:	/s/ M. Kirk Scott
M. Kirk Scott
Chief Financial Officer and Treasurer

EXHIBIT INDEX

(a)(i)*	Offer to Purchase, dated May 17, 2017

(a)(ii)*	Form of Letter of Transmittal (including Instructions to Letter of Transmittal and Odd Lot Certification Form)

(a)(iii)*	Summary Advertisement, dated May 17, 2017

(a)(iv)*	Excerpt of disclosure from Supplement No. 1 to the prospectus for the Company’s ongoing offering of Class A, Class W and Class I shares of common stock

(a)(v)*	Letter Provided to Stockholders Requesting Ordinary Redemptions of Class E Shares Under Class E Share Redemption Program

(b)(i)	Amended and Restated Credit and Term Loan Agreement, incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed January 13, 2015

(b)(ii)	First Amendment to Amended and Restated Credit and Term Loan Agreement, incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K, filed March 3, 2017

(d)(i)
Form of Subscription Agreement for Class A and Class W Shares, incorporated by reference to Appendix A of the Prospectus included in Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-11 (File No. 333-197767), filed September 4, 2015

(d)(ii)
Form of Subscription Agreement for Class I Shares, incorporated by reference to Appendix A of the Prospectus included in Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-11 (File No. 333-197767), filed September 4, 2015

(d)(iii)	Fourth Amended and Restated Distribution Reinvestment Plan, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed July 12, 2012

(d)(iv)	Second Amended and Restated Class E Share Redemption Program, incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed December 16, 2015

(d)(v)	Second Amended and Restated Class A, W and I Share Redemption Program, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed December 17, 2014

(d)(vi)	Second Amended and Restated Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed June 24, 2015

(d)(vii)	Amended and Restated Secondary Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed June 24, 2015

(d)(viii)	Form of Director Option Agreement, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed April 7, 2006

(d)(ix)	Form of Independent Director Restricted Stock Unit Agreement, incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K, filed March 10, 2014

(d)(x)
Restricted Stock Unit Agreement between the Company and Dividend Capital Total Advisors LLC, dated April 7, 2014, incorporated by reference to Exhibit 10.14 to Post-Effective Amendment No. 8 to the Company’s Registration Statement on Form S-11 (File No. 333-175989), filed April 11, 2014

(d)(xi)
Restricted Stock Unit Agreement between the Company and Dividend Capital Total Advisors LLC, dated February 25, 2015 (relating to 135,359 restricted stock units), incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K, filed March 3, 2015

(d)(xii)
Restricted Stock Unit Agreement between the Company and Dividend Capital Total Advisors LLC, dated February 25, 2015 (relating to 88,788 restricted stock units), incorporated by reference to Exhibit 10.29 to the Company’s Annual Report on Form 10-K, filed March 3, 2015

(d)(xiii)
Form of Restricted Stock Unit Notice with Form of Restricted Stock Unit Agreement between Dividend Capital Total Advisors LLC and its Employee, incorporated by reference to Exhibit (d)(xiii) of the Company’s Tender Offer Statement on Schedule TO, filed July 7, 2015

(d)(xiv)	Form of Restricted Stock Award Agreement, incorporated by reference to Exhibit (d)(xiv) of the Company’s Tender Offer Statement on Schedule TO, filed July 7, 2015

(d)(xv)
Restricted Stock Unit Agreement between the Company and Dividend Capital Total Advisors LLC, dated February 4, 2016, incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K, filed February 5, 2016

(d)(xvi)	Amendment to Restricted Stock Agreements, incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K, filed April 19, 2017

(h)	None.

*	Previously Filed.